February 25, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, N.E.

Washington, D.C. 20549-8626

Attention: Catherine C. Gordon, Senior Counsel

Re:	Keyco Bond Fund Preliminary Proxy Materials

Dear Ms. Gordon:

This letter is submitted in connection with your review of a preliminary proxy statement filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2015 by Keyco Bond Fund (the “Fund”), a registered closed-end investment company. The Fund filed such preliminary proxy materials in connection with a proposal to amend the Fund’s restated articles of incorporation to effect a reverse stock split. The proposal is set to be considered at the Fund’s special meeting of shareholders on Tuesday, March 24, 2015.

In comments provided by telephone, you asked me to memorialize in correspondence the Fund’s position with respect to its status as a registered investment company following the proposed reverse stock split, which would reduce the number of shareholders to less than 100.

Should the proposal be approved by shareholders, the Fund intends to remain a registered investment company (as defined in the Investment Company Act of 1940 (the “1940 Act”)) and to continue to comply with all applicable reporting requirements under federal securities laws after the proposed reverse stock split is put into effect. Page 2 of the preliminary proxy statement includes a written commitment to this effect:

The Board of Directors is not requesting approval of the Reverse Stock Split in connection with any plan by the Company to cease to be a reporting company under the Securities Exchange Act of 1934, and the Company expects to remain a reporting company following the consummation of the Reverse Stock Split.

The Fund wishes to remain an “investment company” under the 1940 Act in order to maintain the tax status which it currently holds as a “regulated investment company” under Regulation M of the Internal Revenue Code of 1986, as amended (the “Code”). The Fund’s purpose in proposing to shareholders the reverse stock split is simply to reduce certain of its overhead costs; it does not intend for the proposed reverse stock split to affect in any way its tax status, which would have a significant adverse effect on the remaining shareholders of the Fund, or its status under federal securities laws.

I contacted the Chief Counsel’s office of the Division of Investment Management of the Commission by telephone in the summer of 2014 to confirm the Fund’s understanding that the reduction in the number of the Fund’s shareholders to an amount less than 100 would not prohibit the Fund from maintaining its status as a registered investment company under the 1940 Act provided that the Fund continued to satisfy its reporting obligations under federal securities laws, and I received verbal confirmation of this understanding from the Division by telephone at that time.

In view of the March 24th meeting date, the Fund anticipates filing a definitive proxy statement and circulating proxy materials on or about Friday, February 27, 2015. Please contact me as soon as possible at 312-627-2483 to confirm your receipt of this correspondence and that the staff has no further comments or questions regarding the referenced proxy materials.

Sincerely,

/s/ Gregory M. Wright

Dykema Gossett PLLC

Outside Counsel to Keyco Bond Fund, Inc.